

VIA FACSIMILE AND U.S. MAIL

March 12, 2007

Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> RE: **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9576**

Dear Mr. White:

We have limited our review of the above referenced report to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

2. Earnings Per Share, page 63

2. We note that you included convertible preferred stock dividends in your calculation of the numerator for basic earnings (loss) per share – income (loss) available to common share owners. Income or loss applicable to common stock should be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss. Please revise to include net income (loss) available to common shares owners on the face of the statement of operations for each period presented. Please also similarly revise your summary and selected financial data sections accordingly. See SAB Topic 6:B.

5. Equity Investments, page 65

3. For your three largest equity method investments based on pretax income, please provide us with your significance tests under Rule 3-09 of Regulation S-X for the year ended December 31, 2006. Please provide us with your pretax income test only. Your significant test should include computations of your numerator and denominator for the year ended December 31, 2006. If you determine that one or more equity method investments exceed the 20% level, please amend your Form 10-K to include the required separate financial statements for each entity. For each investment exceeding the 10% significance level in any period and not the 20% level, please provide us with the separate summarized financial information you will disclose regarding that investment for the year ended December 31, 2006 as required by Rule 4-08(g) of Regulation S-X. Please also provide us with your computations demonstrating that your three largest equity method investments are not significant for the year ended December 31, 2006 at the 10% level in the aggregate, or provide the required aggregated disclosures. In doing so, please also disclose the names of each of your more significant investments, your form of equity ownership, your percentage ownership and the nature of each entity's business. See Rule 4-08(g)(1)(ii)(B) of Regulation S-X.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief